News Release

Investor Relations Contact:
Jennifer Jarman
The Blueshirt Group, for Insweb
415-217-5866
jennifer@blueshirtgroup.com

InsWeb Reports Third Quarter 2010 Results
•	Record Third Quarter Revenues Grow 18% Year-over-Year
•	$1.2 Million Improvement in Net Income over Prior Year
•	Adjusted EBITDA Reaches Highest Level to Date

SACRAMENTO, Calif., October 21, 2010 – InsWeb Corp. (NASDAQ: INSW), a leading online insurance comparison provider, today announced results for the third quarter ended September 30, 2010.

Revenues for the third quarter of 2010 were $10.5 million, a record for the period and an increase of approximately 18% as compared to $8.9 million in the third quarter of 2009, and an increase of approximately 15% as compared to $9.2 million in the second quarter of 2010.  Net income for the third quarter of 2010 was $357,000, or $0.07 per diluted share.  This compares with net income of $293,000 or $0.05 per diluted share, in the second quarter of 2010 and a net loss of $870,000, or $0.18 per diluted share, in the third quarter of 2009.

Adjusted EBITDA, a non-GAAP financial measure used by InsWeb’s management and defined below, was a record $1.3 million in the third quarter of 2010,  as compared to Adjusted EBITDA of $522,000 in the second quarter of 2010 and Adjusted EBITDA of $191,000 in the third quarter of 2009.

“Our third quarter results exceeded our expectations as our core platform, agent offerings and marketing efforts continue to perform well, generating positive returns for our carriers, partners and consumers,” stated InsWeb Chairman & CEO Hussein Enan.  “Looking ahead, we are aggressively pursuing several cross-marketing opportunities arising out of our acquisition in October of Potrero Media, which are expected to add significantly to the revenue and profits of the combined organization.  In addition, we recently implemented key changes to our AgentInsider platform.  We are pleased by our participating agents’ reaction to the changes and are expecting an immediate, favorable impact to our business.  While we anticipate typical seasonal slowness to influence our fourth quarter results, these improvements position our company for future growth.”
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Non-GAAP Financial Information
In evaluating InsWeb’s business, the Company’s management considers and uses Adjusted EBITDA as a supplemental measure of operating performance.  Adjusted EBITDA refers to a financial measure that the Company defines as net income (loss) excluding interest, taxes, depreciation, amortization, share-based compensation, and other non-recurring gains and losses that are not related to the Company’s continuing operations.  This measure is an essential component of InsWeb’s internal planning process because it facilitates period-to-period comparisons of the Company’s operating performance by eliminating potential differences in net income (loss) caused by the existence and timing of non-cash charges and non-recurring gains and losses.  Furthermore, Adjusted EBITDA reflects the key revenue and expense items for which InsWeb’s operating managers are responsible.

InsWeb Corporation
NON-GAAP FINANCIAL MEASURE AND RECONCILIATION
(In thousands)
(unaudited)
	Three months ended
	September 30,	June 30,	September 30,
	2010	2010	2009
Net income (loss)	$ 357	$ 293	$ (870)
Less
Interest income	8	7	3
Add
Provision for income taxes	10	3	-
Share-based compensation expense	277	196	644
Depreciation and amortization of property, equipment and intangible assets from continuing operations	34	37	47
Acquisition costs	592	-	-
Severance and other	-	-	373
Adjusted EBITDA from continuing operations	$ 1,262	$ 522	$ 191

Adjusted EBITDA is not a measurement of the Company’s financial performance under U.S. GAAP and has limitations as an analytical tool.  You should not consider it in isolation or as a substitute for the Company’s U.S. GAAP net income (loss).  The principal limitations of this measure are that: 1) it does not reflect the Company’s actual expenses and may thus have the effect of inflating or reducing the Company’s net income (loss) and net income (loss) per share; and 2) it may not be comparable to Adjusted EBITDA as reported by other companies.

About InsWeb
InsWeb Corporation (NASDAQ: INSW) owns and operates a network of leading insurance marketplace and education websites. Founded in 1995 and headquartered in Sacramento, California, InsWeb's primary properties include InsWeb.com, InsuranceRates.com, LocalInsuranceAgents.com, and AgentInsider.com. InsWeb has invented multiple e-commerce and online insurance distribution technologies and owns the following patents: 6,898,597; 7,107,325; 7,389,246; 7,640,176 and 7,707,505. In 2009, more than 10 million consumers turned to InsWeb for answers to their insurance questions.

For further information regarding InsWeb Corporation, please review the Company’s filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and in particular Management’s Discussion and Analysis of Financial Condition and Results of Operations.
This news release contains forward-looking statements reflecting management's current forecast of certain aspects of the Company's future. It is based on current information, which we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include statements expressing the intent, belief or current expectations of the Company and members of our management team regarding: projected future revenues, revenue growth, expenses, profitability and financial position; marketing and consumer acquisition;  strategic initiatives aimed at accelerating growth and profitability, including strategic acquisitions; increased or decreased participation by insurance companies, agents and other purchasers of consumer leads; and product and technological implementations. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer usage of the internet to shop for and purchase insurance; the willingness and capability of insurance companies or other insurance entities to offer their products or instant quotes on the Company’s website or through the Company’s licensed subsidiaries; changes in the Company's relationships with existing insurance companies or other customers, including, changes due to consolidation within the insurance industry; the effects of competition on the Company’s consumer acquisition strategies; the Company's ability to attract and integrate new insurance providers and strategic partners; implementation and consumer acceptance of new product or service offerings; the outcome of litigation in which the Company is a party; insurance and financial services industry regulation; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

“INSWEB” and “AGENTINSIDER” are registered service marks of InsWeb Corporation. All marks above are those of InsWeb Corporation, except for those of insurance insurers, brokers, agents, industry organizations, financial institutions, online partners, service providers, other mentioned companies and educational institutions, which are the marks of their respective entities.

INSWEB CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
[ Amounts in thousands, except per share amounts ]
[ unaudited ]

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenues:
Transactions	$10,480	$8,907	$ 29,046	$ 26,332
Other	40	42	124	126
Total revenues	10,520	8,949	29,170	26,458

Operating expenses:
Direct marketing	6,881	5,834	19,425	17,713
Sales and marketing	1,206	1,865	3,869	5,306
Technology	615	1,092	1,685	2,951
General and administrative	1,459	1,031	3,045	2,477
Total operating expenses	10,161	9,822	28,024	28,447
Income (loss) from operations	359	(873)	1,146	(1,989)
Interest income	8	3	20	23
Income (loss) before income taxes	367	(870)	1,166	(1,966)
Provision for income taxes	10	-	17	-
Net income (loss)	$357	$(870)	$1,149	$(1,966)
Net income (loss) per share:
Basic	$0.08	$(0.18)	$0.24	$(0.41)
Diluted	$0.07	$(0.18)	$0.21	$(0.41)

Weighted average shares used in computing
Net income (loss) per share:
Basic	4,856	4,799	4,839	4,793
Diluted	5,592	4,799	5,508	4,793

INSWEB CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
[Amounts in thousands]
[unaudited]
	September 30,	December 31,
	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	$8,532	$6,401
Accounts receivable, net	3,381	2,014
Prepaid expenses and other current assets	403	710
Short-term investments	1,658	-
Restricted cash equivalents and short-term investments	580	2,105
Total current assets	14,554	11,230

Related party receivable	317	311
Property and equipment	117	109
Other assets	191	230
Total assets	$15,179	$11,880

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$3,435	$2,113
Accrued expenses	462	635
Deferred revenue	1,026	804
Total current liabilities	4,923	3,552

Commitments and contingencies Shareholders' equity:
Common stock	8	8
Paid-in capital	208,394	207,617
Treasury stock	(6,334)	(6,334)
Unrealized loss on available-for-sale securities	2	-
Accumulated deficit	(191,814)	(192,963)
Total shareholders' equity	10,256	8,328
Total liabilities and shareholders’ equity	$15,179	$11,880